Exhibit 5.2

Calle Mario Pani No. 100

Col. Santa Fe Cuajimalpa,

Ciudad de México, México, 05348

Tel. +(52-55) 1519-5000

Coca-Cola FEMSA, S.A.B. de C.V.

Calle Mario Pani No. 100	May 6, 2025

Col. Santa Fe Cuajimalpa,

Ciudad de México, México, 05348

Ladies and Gentlemen:

I am the Assistant General Counsel of Coca-Cola FEMSA, S.A.B. de C.V. (the “Company”), a publicly traded variable capital stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Mexico”), and have acted as Mexican counsel to the Company and to Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., and Controladora Interamericana de Bebidas, S. de R.L. de C.V., companies organized under the laws of Mexico (each a “Guarantor” and, collectively, the “Guarantors”), in connection with the Company’s offering pursuant to a registration statement on Form F-3ASR (No. 333-267425) of U.S.$500,000,000 aggregate principal amount of its 5.100% Senior Notes due 2035 (the “Notes”) and the Guarantors’ guarantees relating to the Notes (the “Subsidiary Guarantees” and, together with the Notes, the “Securities”), to be issued under an indenture, dated as of February 5, 2010, between the Company and The Bank of New York Mellon (the “Trustee”), as trustee, security registrar, paying agent and transfer agent (the “Base Indenture”), as amended and supplemented by the eleventh supplemental indenture dated as of May 6, 2025, among the Company, the Guarantors and the Trustee (the “Eleventh Supplemental Indenture”). As used herein, “Indenture” means the Base Indenture, as supplemented by the Eleventh Supplemental Indenture. Such registration statement, insofar as it relates to the Securities, including the documents incorporated by reference therein but excluding Exhibit 25.1, is herein called the “Registration Statement.”

In connection with the foregoing, I have reviewed copies of the following documents:

(i)	the Registration Statement, including the Base Indenture, which is filed as an exhibit thereto;

(ii)	the Eleventh Supplemental Indenture;

(iii)	the global notes representing the Notes; and

(iv)	the estatutos sociales (by-laws) of the Company and the Guarantors;

In addition, I have reviewed the originals or copies certified or otherwise identified to my satisfaction of all such corporate records of the Company and its Mexican subsidiaries (including the Guarantors) and such other instruments and other certificates of public officials, officers and representatives of the Company and the Guarantors and such other persons, and I have made such investigations of law, as I have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, I have assumed, without any independent investigation or verification of any kind, (i) the accuracy as to factual matters of each document I have reviewed, (ii) the due authorization, execution and delivery by any party thereto (other than the Company and the Guarantors) of the Indenture; (iii) the validity, binding effect and enforceability of the Indenture and the Securities under the laws of the State of New York in the United States of America; (iv) the genuineness and authenticity of all signatures, opinions, documents and papers submitted to me; and (v) that copies of all opinions, documents and papers submitted to me are complete and conform to the originals thereof.

In addition, I have assumed that the Company and the Guarantors have satisfied the legal requirements that are applicable to them under applicable law other than the law of Mexico to the extent necessary to make the Indenture, the Notes and the Subsidiary Guarantees, as the case may be, enforceable against them. I have also assumed that the Trustee has satisfied the legal requirements that are applicable to it under applicable law other than the law of Mexico to the extent necessary to make the Indenture enforceable against it.

Based on the foregoing, having regard for such other considerations as I deem relevant and subject to the further assumptions and qualifications set forth below, I am of the opinion that:

1.	The Company and the Guarantors have been duly incorporated and are validly existing under the laws of Mexico.

2.	The Company and the Guarantors have the corporate power to, and all necessary corporate action has been taken to, execute and deliver the Securities.

3.	The Notes are valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture.

4.	The Subsidiary Guarantees are valid, binding and enforceable obligations of the Guarantors.

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company or the Guarantors, (a) I have assumed that the Company, the Guarantors and each other party to such agreement or obligation has satisfied or, prior to the issuance of the Securities, will satisfy those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company and the Guarantors regarding matters of federal law of Mexico), and (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.

This opinion is subject to the following qualifications:

(a)	Enforcement may be limited or affected by concurso mercantil, bankruptcy, insolvency, liquidation, reorganization, moratorium and other similar laws of general application relating to or affecting the rights of creditors generally;

(b)	I note that the payment of interest on interest may not be enforceable under Mexican law;

(c)	Judgment currency provisions (such as Section 1103 of the Eleventh Supplemental Indenture) may not be enforceable in Mexico;

(d)	In the event that any legal proceedings are brought in the courts of Mexico, a Spanish translation of the documents required in such proceedings, prepared by a court-approved translator, would have to be approved by the court after the defendant had been given an opportunity to be heard with respect to the accuracy of the translation, and proceedings would thereafter be based upon the translated documents;

(e)	The exercise of any prerogatives of the parties, although they may be discretionary, should be supported by the factual assumptions required for their reasonable exercise; in addition, under Mexican law, the Company and the Guarantors will have the right to contest in court any notice or certificate of such party purporting to be conclusive and binding;

(f)	Claims may become barred under the statutes of limitation or may be or become subject to defenses of set-off or counterclaim;

(g)	As to the provisions contained in the Base Indenture and the Eleventh Supplemental Indenture regarding service of process, it should be noted that service of process by mail does not constitute personal service under Mexican law and, since such service is considered to be a basic procedural requirement under such law, if for purposes of proceedings outside Mexico service of process is made by mail, a final judgment based on such service of process would not be enforced by the courts of Mexico;

(h)	I note that the irrevocability of the appointment of CT Corporation System as the authorized agent for service of process of the Company and the Guarantors may not be enforceable under Mexican law and, as a consequence, such appointment may be legally revoked, although any affected parties under the Indenture could bring any claim or remedies they may have available under the Indenture or applicable law as a result of such revocation;

(i)	I express no opinion as to Sections 505 (Trustee May Enforce Claims Without Possession of Securities) and 509 (Restoration of Rights and Remedies) of the Base Indenture;

(j)	I note that any covenants of the Company or the Guarantors which purport to bind them on matters reserved by law to shareholders or owners of equity interests, or which purport to bind shareholders or owners of equity interests to vote or refrain from voting their shares or equity interests in the Company or the Guarantors, as applicable, are not enforceable, under Mexican law, through specific performance;

(k)	In the event any legal proceedings are brought in the courts of Mexico to enforce the Securities or the Indenture, the Mexican courts would apply Mexican procedural law;

(l)	I note that in connection with the Subsidiary Guarantees under the laws of Mexico, the enforceability of a guarantee in a Mexican court is contingent on the genuineness, validity and enforceability of any underlying obligations; in addition, under Mexican law, the obligations of a guarantor are not independent from, and may not exceed, the obligations of the main obligor and the consent of any such guarantor is required for any extension or granting of grace periods to the main obligor, any amendment of a guaranteed obligation that would result in an increase or amendment of any obligation of a guarantor, or the novation of the principal obligation, to be valid against each such guarantor; and

(m)	Except as specifically stated herein, I make no comment with regard to any representation which may be made by the Company or the Guarantors in any of the documents referred to above or otherwise.

I express no opinion as to any laws other than the laws of Mexico and I have assumed that there is nothing in the law of any other jurisdiction that affects this opinion letter, which is delivered, based upon applicable law as of the date hereof. In particular, I have made no independent investigation of the laws of the United States of America or any jurisdiction thereof as a basis for the opinions stated herein and do not express or imply any opinion on or based on the criteria or standards provided for in such laws. As to questions related to the laws of the United States of America, I have relied, without making any independent investigation with respect thereto, for purposes of delivery of this opinion letter, on the opinion, dated today, of Cleary Gottlieb Steen & Hamilton LLP, special United States counsel to the Company and the Guarantors.

In rendering the foregoing opinion, I have relied (i) as to factual matters on certificates of directors and executive officers of the Company and the Guarantors and (ii) as to matters of United States federal and New York law on the opinion of Cleary Gottlieb Steen & Hamilton LLP, United States counsel for the Company and the Guarantors.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me in the prospectus constituting a part of the Registration Statement under the heading “Validity of Securities” and in any prospectus supplement related thereto under the heading “Validity of the Notes” as counsel for the Company who have passed on the validity of the Securities being registered by the Registration Statement. In giving such consent, I do not thereby admit that I am an expert with respect to any part of the Registration Statement, including this exhibit, within the meaning of the term “expert” as used in the U.S. Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder. Cleary Gottlieb Steen & Hamilton LLP may rely upon this opinion in rendering their opinion to the Company and the Guarantors.

This opinion is being rendered based on the legal provisions applicable in Mexico as of the date hereof. I assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if I become aware of any facts that might change the opinions expressed herein after the date hereof.

[Signature page follows]

Very truly yours,

By:	/s/ Carmen Beatriz Meza Aragón
Carmen Beatriz Meza Aragón
Assistant General Counsel